Exhibit 3.3

FIRST AMENDMENT TO THE FOURTH AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT

OF

PETRO STOPPING CENTERS, L.P.

A Delaware Limited Partnership

Dated February 9, 2004

FIRST AMENDMENT TO THE FOURTH AMENDED AND RESTATED

LIMITED PARTNERSHIP AGREEMENT OF PETRO STOPPING CENTERS, L.P.

THIS AMENDMENT is entered into to be effective as of February 9, 2004, by and among the following Partners:

As General Partner:

Petro, Inc.

As Limited Partners:

(1)	Petro Stopping Centers Holdings, L.P.

(2)	Petro Holdings GP, L.L.C.

(3)	James A. Cardwell, Jr.

The Partners are parties to the Fourth Amended and Restated Limited Partnership Agreement of Petro Stopping Centers, L.P. dated July 23, 1999 (the “Agreement” or “Partnership Agreement”). This Amendment modifies the Partnership Agreement. Hereafter, this Amendment and the Partnership Agreement constitute the written agreement of the Partners that governs the affairs of the Partnership and the conduct of its business. Capitalized terms not defined in this Amendment shall have the meaning given to them in the Partnership Agreement

This Amendment is being entered into in connection with the closing of a series of transactions pursuant to which the Partnership and Petro Holdings will refinance substantially all of their indebtedness (the “Refinancing Transaction”).

For and in consideration of the mutual covenants, rights, and obligations set forth in this Amendment, the benefits to be derived therefrom, and other good and valuable consideration, the receipt and the sufficiency of which each Partner acknowledges and confesses, the Partners agree as follows:

1. Amendments

1.1 Definitions. Section 1.1.6 of the Partnership Agreement is amended to read as follows:

1.1.6 “Amended and Restated Credit Agreement” means one or more secured or unsecured credit agreements (currently, the Credit Agreement entered into on February 9, 2004 with Bank of America as syndication agent, and Wells Fargo, N.A. as administrative agent) providing, inter alia, for revolving credit loans, term loans and/or letters of credit between the Partnership and/or any of its subsidiaries and one or more lenders, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemental, refinanced, replaced in whole or in part from time to time.

Section 1.1.25 of the Partnership Agreement is amended to read as follows:

1.1.25 “General Partner” means Petro, Inc., as general partner of the Partnership, and/or any Person who, at the time of reference thereto, has been admitted to the Partnership, as a general partner of the Partnership, and continues to act as a successor to the duties or interests of such Persons, or as a replacement or additional general partner as provided herein.

1.2 Capitalization. Section 3.3 of the Partnership Agreement is amended to read as follows:

3.1 General. Schedule A attached hereto describes the Capital Contributions of the Partners as of the Effective Date and the relative Sharing Percentages of the Partners. Schedule A shall be updated from time to time to reflect additional Capital Contributions by the Partners and any changes to Sharing Percentages:

1.3 Expenditure Priority. Section 3.3 of the Partnership Agreement is amended to read as follows:

3.3 Priority of Expenditures. Expenditures of the Partnership shall be paid in the following order of priority:

3.3.1 First Priority. To pay all operating expenses and capital expenditures other than expenditures for new truck stop locations and for acquisitions of existing facilities from third parties (“Expansion Capital Expenditures”), to pay the Partnership’s debt service, to make distributions to Petro Holdings so that Petro Holdings can pay its debt service (including, without limitation, any obligation of Petro Holdings that arises under its contemplated tender offer and exchange for its existing 15 percent senior discount notes due 2008), and to make Minimum Tax Distributions to the Partners;

3.3.2 Second Priority. To make Expansion Capital Expenditures; and

3.3.3 Third Priority. To make any other distributions to the Partners.

1.4 Transfer Restrictions. Section 5.2 (a) of the Partnership Agreement is amended to read as follows:

5.2(a) A Minimum Tax Distribution shall be made to Petro Holdings in an amount equal to the Minimum Tax Distributions which are required to be made by Petro Holdings pursuant to the terms and conditions of the Limited Partnership Agreement of Petro Stopping Centers Holdings, L.P. dated July 15, 1999, as amended (the “Petro Holdings Minimum Tax Distribution”); and

1.5 Transfer Restrictions. Section 9.1 of the Partnership Agreement is amended to read as follows:

9.1 Restriction on Transfers by Partners. No Partner shall sell, assign or otherwise dispose of or transfer (“Transfer”) all or any portion of its Partnership Interest except in accordance with the provisions of this Agreement; provided, however, that Petro and Petro Holdings may pledge their Partnership Interests to the “Collateral Agent” under the Security, Collateral Agency and Intercreditor Agreement dated as of February 9, 2004, among the Partnership, Petro, Petro Holdings, certain of their subsidiaries, as Grantors, Wells Fargo Bank, N.A., as Collateral Agent and as Administrative Agent, The Bank of New York, as Senior Secured Notes Trustee, ExxonMobil Oil Corporation and Mobil Diesel Supply Corporation, as the initial designated Secured Trade Creditors and The Bank of New York, as Senior Secured Holdco Notes Trustee (as amended, modified, extended, renewed, replaced or restated from time to time, the “Security Agreement”); and provided, further, that such Collateral Agent may exercise all of its rights, remedies, powers and privileges (“Rights”) against the pledged Partnership Interests under or pursuant to the Security Agreement and that any Person (and their successors and assigns) that acquires any of the Partnership Interests by reason of the exercise of such Rights shall automatically be admitted as a General Partner or Limited Partner, as the case may be, of the Partnership with all of the Rights that such status has under this Agreement.

1.6 Change of Control Restrictions. Section 9.2 of the Partnership Agreement is amended to read as follows:

9.2 Change of Control Restriction. The Partners acknowledge that the indebtedness of the Partnership and Petro Holdings (including, but not limited to, the indenture relating to Petro Holdings’ third secured discount notes due 2014, the indenture relating to the Partnership’s 9% Senior Secured Notes due 2012 and the Amended and Restated Credit Agreement) contain a so-called “Change of Control” provision which, if triggered, would create an event of default under any debt instrument or agreement binding upon the Partnership or its assets. The Partners therefore agree that, notwithstanding any provision of this Agreement to the contrary, no Partner shall be permitted, without the prior express written consent of the Executive Committee, to receive distributions in kind, or directly or indirectly transfer Partnership Interests, in the aggregate equal to or in excess of that amount of equity of the Partnership or its successor that, together with an assumed similar simultaneous distribution in kind to all other Partners and all other direct and indirect Partners in the Partnership in amounts based upon hypothetical liquidations of the Partnership and such other direct and indirect Partners, would result in a “Change of Control” occurring under any of the then existing debt documents or instruments of the Partnership or its successor.

2. Ratification

Except as amended or modified by this Amendment, the Partners expressly ratify and confirm the Partnership Agreement.

EXECUTED by each Partner on the dates indicated below, to be effective on February 9, 2004.

GENERAL PARTNER: PETRO, INC.

By:

Date		Authorized Officer

LIMITED PARTNERS: PETRO STOPPING CENTERS HOLDINGS, L.P.

By:

Date		Authorized Officer

PETRO HOLDINGS GP, L.L.C.

By:

Date		Authorized Officer

Date	JAMES A. CARDWELL, JR.

5